FORM 11-K
     FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
       AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1034


[X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[ FEE REQUIRED]

For the fiscal year ended   December 31, 1994
                                          OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
[NO FEE REQUIRED]

For the transition period from                                to

Commission file number 1-5197

A. Full title of the plan and address of the plan, if different from that of the issurer below:

     Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and
     Trust


B. Name of issurer of the securities held pursuant to the plan and the address of its principal executive office:

     Plymouth Rubber Company Inc.  104 Revere Street, Canton, Massachusetts

                         REPORT OF INDEPENDENT ACCOUNTANTS


  To The Plan Administrator of Plymouth Rubber Company
  Retirement Savings and Profit Sharing Plan And Trust
  Canton, Massachusetts 02021

  We have audited the accompanying statement of net assets available for plan benefits of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust as of December 31, 1994, and the related statements of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and signi-ficant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our report dated January 5, 1995, we did not express an opinion on the net assets for plan benefits and related statements of changes in net assets available for plan benefits because of the following reasons: (1) The Plan administrator instructed us not to perform any auditing procedures with respect to the information provided by State Street Bank & Trust Company, and (2) the Plan's financial statements were prepared on a comprehensive basis of accounting other than generally accepted accounting principles. Accord-ingly, our present opinion on the December 31, 1994 financial statements are presented herein, is different from that expressed in our previous report.

  In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for the plan benefits of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust as of December 31, 1994, and the changes in its net assets available for plan benefits for the year than ended, in conformity with generally accepted accounting principles.


  Morris & Morris, P.C.
  Needham Heights, Massachusetts
  November 27, 1995

            Plymouth Rubber Company Retirement Savings and
                    Profit Sharing Plan and Trust
[CAPTION]

           Statement of Net Assets Available for Plan Benefits
                            December 31, 1994

                                Assets

  Investments, at Market                                 $ 2,404,853
  Employer Contribution Receivable                           220,675
  Cash and Equivalents                                       552,357

     Total Assets                                        $ 3,177,885

                Net Assets Available for Plan Benefits

  Net Assets Available for Plan Benefits                 $ 3,177,885
























           The accompanying notes and independent auditors' report are an integral part of the financial statements.



              Plymouth Rubber Company Retirement Savings and
                     Profit Sharing Plan and Trust
[CAPTION]

       Statement of Changes in Net Assets Available for Plan Benefits
                       Year Ended December 31, 1994

  Additions:
     Employee Contributions and Loan Repayments           $   569,147
     Employer Contributions                                   220,675
     Interest Income                                           44,597
     Dividend Income                                           23,887
     Change in Unrealized Gains on Investments                 16,703
     Proceeds from Surrender of Insurance Policies             15,253
                                                              890,262
  Deductions:
     Benefits Paid                                        $   269,528
     Administrative Services                                   24,802
     Net Loss Realized upon Disposition of Investments         28,482
     Employee Borrowings                                       63,093
     Employee Transfers                                         2,096
                                                              388,001

          Net Additions                                       502,261

  Assets Available for Plan Benefits Beginning of Year      2,675,624

  Assets Available for Plan Benefits End of Year         $  3,177,885













         The accompanying notes and independent auditors' report are an integral part of the financial statements.


               Plymouth Rubber Company Retirement Savings and
                       Profit Sharing Plan and Trust
[CAPTION]

                           Summary of Investments


                            December 31, 1994           December 31, 1993
                              ERISA                      ERISA
  [S]                    [C]          [C]             [C]          [C]
                              Value      Market          Value         Market
  Foreign Government
    Obligations          $   59,616   $   53,511      $   56,631   $   59,616
  Corporate Bonds
    and Debentures          321,628      301,060         214,593      217,085

  Common Stocks           1,848,528    1,826,662       1,257,111    1,395,015

  Party-in-Interest
     Investments            158,378      223,620         111,652      158,378

          Totals         $2,388,150   $2,404,853      $1,639,987   $1,830,094
[/TABLE]


                    Plymouth Rubber Company Retirement Savings and
                               Profit Sharing Plan and Trust

                                 Details of Investments
                                    December 31, 1994

                                                       ERISA
  Face Value          Company             Due          Value       Market

  Foreign Government Obligations

  $   5,000        State of Israel
                   5.5% Dollar
                   Coupon Bonds         03/01/96     $   4,600    $   4,550

     50,000        Ontario Prov.
                   CDA 8%               10/17/01        55,016       48,961

                   Totals                            $  59,616    $  53,511


  Corporate Bonds and Debentures

  $  50,000        Anheuser Bush Co., Inc.
                   8.75%                07/15/95     $  53,242    $  50,523

     50,000        Ford Holdings Co., Inc.
                   9.25%                07/15/97        56,234       51,172

     25,000        General Motors Accept. Corp.
                   7.125%               06/01/99        24,706       23,496

     50,000        Philip Morris Cos., Inc.
                   8.625%               03/01/99        56,336       50,188


     13,098 sh.    Strategic Active Management Bond
                   Fund for Employee Trusts            131,110      125,681

                   Totals                            $ 321,628    $ 301,060


                   Plymouth Rubber Company Retirement Savings and
                           Profit Sharing Plan and Trust
                       Details of Investments  (Continued)
                               December 31, 1994

    Common Stocks                                          ERISA
       Shares       Company                                 Value       Market
         500        Allied Signal                      $   19,750    $   17,000
         700        American General Corp.                 20,037        19,775
         200        American International Group Inc.      17,550        19,600
         300        American Telephone & Telegraph,  Co.   15,750        15,075
         400        Amsouth Bancorporation                 12,500        10,300
         250        Automatic Data Processing              13,813        14,625
         400        Bristol Myers Squibb Co.               23,420        23,150
         300        Eastman Kodak                          13,500        14,325
         300        Exxon Corp.                            18,068        18,225
         200        First Colony Corporation                5,075         4,475
         450        General Electric Co.                   22,468        22,950
         632        GTE Corporation                        22,120        19,197
         350        Ingersoll Rand                         13,388        11,025
         250        Intel Corporation                      15,500        15,969
         500        May Department Stores                  20,728        16,875
         700        McDonalds Corp.                        20,283        20,475
         450        Merck & Co.                            15,469        17,156
         250        Mobil Corp.                            20,806        21,063
         400        Motorola Inc.                          18,450        23,200
         200        Pepsico, Inc.                           8,175         7,250
         400        Reuters Holdings                       15,800        17,550
         200        Royal Dutch Petroleum                  22,120        21,550
         700        Ryder System                           18,550        15,400
         350        Telefonos De Mexico SA                 24,299        14,350
         345        Texaco, Inc.                           22,339        20,657
         350        Toys R Us                              14,306        10,719
         400        U.S. Healthcare                        15,367        16,500
         250        Union Camp Corporation                 11,906        11,781
         375        V F  Corporation                       17,297        18,234
         250        Warner Lambert                         16.875        19,250
         300        Weyerhaeuser Co.                       13,388        11,250
         600        WMX Technologies                       16,260        15,675
       1,000        Worthington Industries Inc., Co.       22,000        20,000
      18,095        Matrix Stock Fund                   1,065,507     1,066,763
      14,698        Strategic Active Management Stock
                    Fund for Employee Trusts              215,664       215,273
                         Totals                        $1,848,528     $1826,662


                    Plymouth Rubber Company Retirement Savings and
                             Profit Sharing Plan and Trust
                          Details of Investments  (Continued)
                               December 31, 1994

  Party-in-Interest Investments
                                                       ERISA
      Shares        Company                            Value        Market
      14,621        Plymouth Rubber Co., Inc.
                    Class A                         $   85,898    $  122,450

      12,080        Plymouth Rubber Co., Inc.
                    Class B                             72,480       101,170

                        Total Party-in-Interest
                           Investments              $  158,378    $  223,620





                 Plymouth Rubber Company Retirement Savings and
                        Profit Sharing Plan and Trust

                        Notes To Financial Statements
                         Year Ended December 31, 1994


  A. Description of the Plan:
       The following description of the Plymouth Rubber Company Retirement Savings and Profit Sharing Plan and Trust (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

    1. General Information
          Effective December 1, 1989, Plymouth Rubber Company, Inc.( The Company), as Plan sponsor, amended a trust which embodies a profit-sharing plan for the Company. The Plan is a defined contribution profit-sharing plan for the exclusive benefit of the employees of the Company and their beneficiaries, enabling participants to save and invest in accordance with the terms of the Plan. The Plan, as amended, is stablished under provisions of Sections 401(a) and 401(k) of the Internal Revenue Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Participants in the Plan may elect to participate in a tax-deferred savings program offered under the Plan whereby contributions are made through payroll deductions.
    2. Administration
          The Plan is administrated by the Company in accordance with the Plan
          Agreement.   Plan trustees consist of designated Company directors
          and officers. The Plan's record keeper is Kimball, Akins & Bigwood. The Plan's assets are held in trust by State Street Bank & Trust Company. Expenses for record keeping and benefit distributions of the Plan are paid by the Company.

    3. Eligibility
          An employee is eligible to participate in the Plan following the completion of one year of continuous service with a minimum of 1,000 hours of service and attainment of age 21.

    4. Contributions
          Participants may contribute up to 15% of their annual before-tax compensation as defined in the Plan Agreement. Before-tax contri-butions are limited to the maximum 401(k) contribution permitted by law. Contributions from the Company are discretionary and are limited to the maximum amount deductible under the Internal Revenue Code.


                      Plymouth Rubber Company Retirement Savings and
                            Profit Sharing Plan and Trust

                            Notes To Financial Statements
                            Year Ended December 31, 1994

    5. Vesting
          A participant's vested interest in Company-discretionary contri-butions, plus actual earnings thereon, is based upon years of service to the Company as follows:
                                                          Vested
               Years of Service                         Percentage
              Less than three years                          0%
              3 years but less than 4 years                 10
              4 years but less than 5 years                 20
              5 years or more                              100

          A participant is always fully vested in his or her voluntary contri-butions and earnings thereon.

    6. Participant Loans
          Participants may bo rrow amounts not to exceed the lesser of fifty percent (50%) of the participants's vested account balance, or $50,000, reduced by the highest outstanding loan balance during the preceeding twelve (12) months. Participants may take up two loans in a calendar year but may not have more than one loan outstanding at a time. Repayment terms of loans are determined by each employee, but generally may not exceed sixty (60) months, and bear a reasonable rate of interest.

    7. Distributions
          Distributions are made to participants or their beneficiaries upon death, retirement, disability, termination of employment or financial hardship. If one of the proceeding events occur and the participants' or their beneficiaries' account balance is in excess of certain limitations, they may elect to have the Plan continue to administer their account balance.

    8. Plan Amendment and Termination
          The Company plans to continue the Plan without interruption, but reserves the right to terminate or amend the Plan. In the event that the Company terminates the Plan, there shall be immediate and full vesting for all participants.


                      Plymouth Rubber Company Retirement Savings and
                             Profit Sharing Plan and Trust

                              Notes To Financial Statements
                              Year Ended December 31, 1994

  B  Summary of Significant Account Accounting Policies:

     1. Method of Accounting
     The financial statements have been prepared using the accrual basis of accounting.

     Purchases and sales of investments securities are reflected on a trade-date basis. Gains or losses on sale of investments are computed upon the difference between net sales proceeds and ERISA value.

     Investments at year end are reported at market value (ERISA value). ERISA value for investments is determined by adjusting current year purchases or prior years market value (ERISA value), to market value at the end of the
     Plan year.   ERISA value is then used as the basis for all transactions for the following year.

     In accordance with the policy of stating investments at market value, net unrealized appreciation or depreciation for the year is reflected in the Statement of Changes in Net Assets Available for the Plan Benefits.

     2. Investment Valuation
     The value of investments, other than cash and equivalents, was based on the closing prices on December 31, 1994 as received from State Street Bank & Trust Company.

     3. Income Taxes
     The Plan has received a favorable determination letter from the Internal Revenue Service dated March 27, 1991, with respect to the tax-exempt status of the Plan.

     C. Contribution Due From Employer
     The Company's Board of Directors voted to make discretionary contributions on behalf of the Company, to the Plan in the amount of $220,675 for the year ended December 31, 1994.

     D. Cash and Equivalents
     State Street Bank & Trust Co.           $ 552,357


                 Plymouth Rubber Company Retirement Savings and
                        Profit Sharing Plan and Trust

                        Notes To Financial Statements
                        Year Ended December 31, 1994


     E. Net (Losses) Realized Upon Disposition of Investments:

                                ERISA           Sales             Gain
                                Value          Proceeds          (Loss)
     Common Stocks            $ 367,932        $ 340,723      $  (27,209)

     Corporate Bonds and
      Debentures                 51,273           50,000          (1,273)

          Totals              $ 419,205        $ 390,723      $  (28,482)

     F. Purchase of Securities (Cost):

     Common Stocks                             $ 821,444

     Corporate Bonds and Debentures              155,816

          Total                                $ 977,260



  SIGNATURES

  The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer of the employee benefit plan) have duly caused this annual report to be signed on behalf by the undersiged thereunto duly authorized.


                                     Plymouth Rubber Company Retirement
                                     Savings and Profit Sharing Plan and Trust



  Date November 27, 1995             Duane E. Wheeler
                                     Duane E. Wheeler
                                     Trustee